Exhibit 3

Description of the Registrant

This description of the Council of Europe Development Bank (the “CEB” or the “Bank”) is dated April 9, 2025 and appears as Exhibit 3 to the annual report on Form 18-K of the CEB for the fiscal year ended December 31, 2024.

PRESENTATION OF FINANCIAL INFORMATION	2
THE COUNCIL OF EUROPE DEVELOPMENT BANK	3
Overview	3
Legal Status	3
Member States	4
Relationship with the Council of Europe	4
Cooperation with the EU and Other International Institutions	5
The CEB as ODA-Eligible International Organization	6
Strategic Framework 2023-2027	6
CEB Operations in Ukraine	7
CAPITALIZATION AND INDEBTEDNESS	8
CAPITAL STRUCTURE	9
Subscribed, Called and Uncalled Capital	9
Reserves	10
OPERATIONS	11
Overview	11
Financial Means of Action	11
Project Financing	12
Overview of CEB’s Lending Activities	13
FINANCIAL REVIEW	16
Overview	16
Results of Operations	16
Balance Sheet	17
Risk Management	21
GOVERNANCE	22
Governing Board	22
Administrative Council	22
Current Membership of the Governing Board and the Administrative Council	23
The Governor	27
Auditing Board	28
Staff	28

THE DELIVERY OF THIS DOCUMENT AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS DOCUMENT (OTHERWISE THAN AS PART OF A PROSPECTUS CONTAINED IN A REGISTRATION STATEMENT FILED UNDER THE U.S. SECURITIES ACT OF 1933) DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OF COUNCIL OF EUROPE DEVELOPMENT BANK.

PRESENTATION OF FINANCIAL INFORMATION

The capital of the CEB is denominated, and its accounts are kept, in euro. As used herein, the terms “euros”, “EUR” and the euro sign (€) refer to the single European currency of the member states of the European Union (“EU”) participating in the euro, the terms “dollars”, “U.S. dollars”, “USD” and the dollar sign ($) refer to United States dollars, the term “GPB” refers to British pounds, the term “NOK” refers to Norwegian krone, the term “HKD” refers to Hong Kong dollars, the term “AUD” refers to Australian dollars, and the term “CNY” refers to Chinese yuan.

Any discrepancies in the tables included in this annual report between the amounts and the totals thereof are due to rounding.

THE COUNCIL OF EUROPE DEVELOPMENT BANK

Overview

The Council of Europe Development Bank is a multilateral development bank (“MDB”) with a social mandate.

The CEB was established in 1956 by eight Council of Europe member states pursuant to a partial agreement between those states (the “Partial Agreement”). The Bank is governed by the Third Protocol to the General Agreement on Privileges and Immunities of the Council of Europe of March 6, 1959 (the “Protocol”), by its Articles of Agreement as amended (the “Articles”) and by regulations issued pursuant to the Articles. The CEB falls under the supreme authority of the Council of Europe but is legally separate and financially autonomous from it. The Bank is solely responsible for its own indebtedness. Currently, 43 European states are members of the Bank (the “Member States”). See “—Member States” below for further details.

Originally, the Bank’s primary purpose was to finance social programs related to the resettlement of refugees migrating to and between European countries in the aftermath of World War II. The Bank later extended the scope of its activities to providing aid to victims of natural or ecological disasters and to supporting other social objectives directly contributing to strengthening social cohesion in Europe. These other social objectives currently include education and vocational training, health, housing for low-income persons, supporting micro, small and medium-sized enterprises (“MSMEs”), improving living conditions in urban and rural areas, protection of the environment, protection of historic and cultural heritage and infrastructure of administrative and judicial public services. See “Operations”.

In order to serve these objectives, the Bank grants or guarantees long-term loans to its Member States or institutions approved by them. Since its inception, the CEB has disbursed approximately €70 billion in loans. The CEB’s loans and guarantees typically cover only part of the cost of any project, supplementing each borrower’s own funds and credits from other sources, which may include other multilateral lending institutions. With certain exceptions, the Bank generally does not lend more than 50% of the cost of a project. As of December 31, 2024, the CEB had the equivalent of €22.9 billion of loans outstanding, excluding interest receivable and fair value adjustments of loans hedged by derivative instruments.

The CEB funds its operations primarily through debt offerings in the international capital markets. As of December 31, 2024, the Bank had total outstanding funded debt (debt securities, excluding interest payable thereon and value adjustments of debt securities hedged by derivative instruments) of €31.4 billion. The Bank’s capital consists of participating certificates which are subscribed to by its Member States. Starting with subscribed capital equivalent to €5.7 million in 1956, the Bank had subscribed capital of €9.6 billion as of December 31, 2024. The called capital of the Bank amounted to €1.8 billion as of December 31, 2024. See “Capital Structure”.

The Governing Board may, upon a proposal of the Administrative Council, make calls upon subscribed and unpaid capital in order to enable the CEB to meet its obligations, including repaying the Bank’s indebtedness. Since the CEB’s inception, no such calls have ever been made. In addition, the Governing Board may, upon a proposal of the Administrative Council, decide to increase the Bank’s subscribed capital, as it did in December 2022, when the Governing Board approved a capital increase with an aggregate maximum amount of €4.25 billion. For the first time in the Bank’s history, the “paid-in” portion of the capital increase in the amount of up to €1.20 billion was financed through cash contributions by Member States. The capital increase aimed to increase the Bank’s subscribed capital from €5.6 billion to up to €9.8 billion and the called capital from €624.3 million to up to €1.8 billion. The subscription period ended on December 31, 2024, with a final subscription rate of 95.1%. As a result, the Bank’s subscribed capital increased to €9.6 billion and its called capital increased to €1.8 billion. See “Capital Structure”.

The CEB is supervised by a Governing Board and an Administrative Council, each of which is composed of representatives of each of the Member States. The Bank is represented in all of its transactions and legal proceedings by a Governor appointed for a five-year term by the Governing Board. The Bank’s operational headquarters are located at 55, avenue Kléber, 75116 Paris, France.

Legal Status

The CEB was established on April 16, 1956 pursuant to the Articles adopted by the Committee of Ministers of the Council of Europe (the “Committee of Ministers”). The Committee of Ministers is the Council of Europe’s decision-making body. It comprises the ministers of foreign affairs of all member states of the Council of Europe, or their permanent diplomatic representatives in Strasbourg, France. The Articles form an integral part of the Protocol that also governs the CEB. The Protocol endows the CEB with a separate juridical personality with the capacity to enter into contracts, acquire and dispose of property, institute legal proceedings and carry out transactions related to its statutory purposes. The Protocol also grants the CEB various privileges and immunities in the Member States, including (a) an exemption from all direct taxes, (b) freedom of its property and assets from governmental restrictions, regulations, controls and moratoria of any nature, (c) immunity of its property and assets from search, requisition, confiscation, expropriation or any other form of distraint by executive or legislative action, and (d) immunity of its property and assets from all forms of seizure, attachment or execution before the delivery against the CEB of a final enforceable judgment rendered by a court of competent jurisdiction. By virtue of the Protocol, the CEB is subject to a national law only to the extent expressly agreed to by the CEB and to the extent that national law does not derogate from the Protocol or the Articles. However, notwithstanding certain exceptions, the Protocol subjects the CEB to the jurisdiction of the courts of its Member States and those states where the CEB has contracted or guaranteed loans.

Member States

According to the Articles, members of the CEB may include member states of the Council of Europe, or, upon the Bank’s authorization, a European state which is not a member of the Council of Europe or an international institution with a European focus. No such international institution has ever been a member of the Bank.

The number of Member States of the Bank has increased from 22 in 1991 to 43 today, as a result of new Member States joining, primarily from Central and Eastern Europe. Most recently, Ukraine became a Member State of the Bank in 2023. The current members of the Bank and their dates of accession are set forth in the table below:

Member States of the Council of Europe Development Bank and Year of Accession

Albania	1999	Liechtenstein	1976
Andorra	2020	Lithuania	1996
Belgium	1956	Luxembourg	1956
Bosnia and Herzegovina	2003	Malta	1973
Bulgaria	1994	Moldova (Republic of)	1998
Croatia	1997	Montenegro	2007
Cyprus	1962	Netherlands	1978
Czech Republic	1999	North Macedonia	1997
Denmark	1978	Norway	1978
Estonia	1998	Poland	1998
Finland	1991	Portugal	1976
France	1956	Romania	1996
Georgia	2007	San Marino	1989
Germany	1956	Serbia	2004
Greece	1956	Slovak Republic	1998
Holy See	1973	Slovenia	1994
Hungary	1998	Spain	1978
Iceland	1956	Sweden	1977
Ireland	2004	Switzerland	1974
Italy	1956	Türkiye	1956
Kosovo	2013	Ukraine	2023
Latvia	1998

As a sign of solidarity among Member States, the Bank aims to provide increased support to a group of 23 Central, Eastern and South Eastern European countries, namely Albania, Bosnia and Herzegovina, Bulgaria, Croatia, Cyprus, the Czech Republic, Estonia, Georgia, Hungary, Kosovo, Latvia, Lithuania, Malta, Moldova (Republic of), Montenegro, North Macedonia, Poland, Romania, Serbia, the Slovak Republic, Slovenia, Türkiye and Ukraine (collectively, the “Target Group Countries”).

Relationship with the Council of Europe

Founded in 1949, the Council of Europe is a 46-member international organization that works to protect human rights, pluralist democracy and the rule of law; to promote awareness and encourage the development of Europe’s cultural identity and diversity; to find common solutions to the challenges facing European society; and to consolidate democratic stability in Europe by backing political, legislative and constitutional reform. Most countries in Europe are members of the Council of Europe.

Only one member state of the EU, Austria, is a member of the Council of Europe but not of the CEB. The Holy See, while a member of the CEB, is not a member of the Council of Europe but an observer to the Committee of Ministers. Kosovo is a member of the CEB but not of the Council of Europe.

The CEB was established pursuant to the Partial Agreement between those Council of Europe member states that wished to become members of the CEB. As a general matter, partial agreements permit member states of the Council of Europe to engage in Council of Europe activities without the approval of all member states. Activities governed by a partial agreement remain an activity of the Council of Europe in the same way as other Council of Europe activities, except that activities pursuant to partial agreements are endowed with their own budgets and working methods determined only by the member states which have entered into the partial agreement. A “Secretariat of the Partial Agreement” acts as a liaison between the Council of Europe and the CEB. The relationship between the two organizations is also guided in practice by the Articles, the Protocol and various rules of procedure for the Bank’s governing bodies.

The CEB acts under the supreme authority of the Council of Europe, and its social objectives are in line with those of the Council of Europe. The CEB’s statutory purposes cannot be changed except with the approval of the Committee of Ministers. In addition, the Council of Europe must be regularly informed of the CEB’s activities, and the CEB’s Governing Board is required to state a position on any recommendations and opinions concerning the Bank that the Committee of Ministers and the Parliamentary Assembly of the Council of Europe may transmit to it. The Secretary General of the Council of Europe is also permitted to participate in, or be represented at, meetings of the CEB’s Governing Board and Administrative Council, without the right to vote. Finally, the Council of Europe also evaluates projects from a political and social perspective.

Except as noted herein, however, the CEB is separate from the Council of Europe, is governed by separate supervisory and administrative bodies and maintains its own sources of revenues and financial operations.

Cooperation with the EU and Other International Institutions

Over the years, the CEB has forged partnerships with other international organizations and donors to bring additional financing and greater expertise to the projects it supports. In addition to its natural links with the Council of Europe, the CEB has become a partner of choice to the EU (the CEB’s main donor) and regularly cooperates with other international financial institutions, as well as with several United Nations’ specialized agencies. The CEB took part in the following programs in 2024:

•	the Western Balkans Investment Framework (“WBIF”), in which the CEB participates together with the EU, the European Investment Bank (“EIB”), the European Bank for Reconstruction and Development (“EBRD”) and donors and which aims at facilitating access to European financing for the countries in the Western Balkans;

•	the Eastern Europe Energy Efficiency and Environmental Partnership (E5P), a fund that combines contributions from the EU and donor countries in favor of municipal investments in energy efficiency and environmental projects in Armenia, Azerbaijan, Belarus, Georgia, the Republic of Moldova and Ukraine;

•	Strengthening Healthcare Infrastructure for All (“SHIFA”), a €140 million project aiming to establish healthcare centers for refugees and host communities across Türkiye and which is financed by the EU Facility for Refugees in Türkiye (€90 million) and the EU's response to the 2023 earthquakes (€50 million);

•	two grant-funded initiatives launched jointly with the EU in 2021: Housing and Empowerment for Roma (HERO), which aims to improve access of vulnerable Roma to housing and employment and Partnerships and Financing for Migrant Inclusion (PAFMI), which aims to foster the inclusion of migrants in EU member states that are also members of the CEB;

•	the InvestEU Programme, which supports sustainable investment, innovation and job creation in Europe and provides guarantees for eligible CEB loans through the InvestEU Fund and technical assistance and advisory support for eligible CEB projects through the InvestEU Advisory Hub;

•	the Neighbourhood Investment Platform, a facility which finances infrastructure projects and the private sector in countries covered by the European Neighbourhood Policy (“ENP”) by blending resources from the EU budget, EU Member States, European financial institutions and ENP partner countries and in which the CEB participates in matters with a focus on human capital investments in Moldova and Georgia;

•	European Networks for the Integration of Migrants and Refugees, including the European Partnership on Inclusion of Migrants and Refugees – as part of the Urban Agenda for the EU – which aims to increase knowledge on integration issues and sharing good practices among countries, regions, cities and financial institutions; as well as ‘Regions4Integration’ launched in April 2019 by the European Committee of Regions as a political platform for European mayors and regional leaders to showcase positive examples of integration of migrants and refugees, share knowledge and best practices and promote diversity as an added value to building inclusive cities and ensuring social cohesion;

•	a number of initiatives, such as the Harmonized Indicators for Private Sector Operations (HIPSO) initiative; health and social care partnerships and the Climate Action in Financial Institutions initiative, based on the Five Voluntary Principles for Mainstreaming Climate Action; the World Observatory on Subnational Governance Finance and Investment, an initiative led by the Organisation for Economic Co-operation and Development (“OECD”) and the United Cities and Local Governments (UCLG) and financially supported, among others, by the CEB; the European Association of Long-Term Investors (ELTI), the first joint report on the MDB contributions to financing the Sustainable Development Goals released in December 2020 and the signing of the Joint Declaration of All Public Development Banks in the World; as well as the launch of the Coalition for Social Investment together with the French Development Agency (“AFD”), at the Finance in Common Summit (“FICS”) on November 12, 2020; and the FICS Coalition on Resilient Cities and Regions, an initiative launched by AFD and the Global Fund for Cities and Development (FMDV) in October 2022;

•	the UN Framework Convention on Climate Change, on which the CEB obtained permanent observer status in 2018; and

•	the European Platform on Combatting Homelessness (EPOCH), as part of a dedicated working group co-chaired with the European Commission.

At the end of 2024, the balance of fiduciary accounts funded entirely or mainly by the EU stood at around €76.1 million. These accounts represented around 77% of the total balance of fiduciary accounts managed by the CEB, which stood at €98.3 million at the end of 2024. The total balance increased by €52.6 million compared to the end of 2023 due to an inflow of €85.7 million, including €51.6 million related to SHIFA and €23.3 million related to WBIF.

The CEB has also signed memoranda of understanding or other cooperation agreements with the EBRD, the European Stability Mechanism (ESM), the World Bank Group, the Nordic Investment Bank (NIB), the EIB, KfW, the United Nations Children’s Fund (“UNICEF”, which was renewed in July 2019), the UNHCR, as well as with the United Nations International Computing Centre (UNICC) on November 19, 2020. Furthermore, the Bank maintains a collaboration with other UN agencies, such as the World Health Organization (“WHO”) and the International Organization for Migration (“IOM”). The amount of grants approved by the CEB in favor of UNICEF, UNHCR, the United Nations Development Programme (UNDP), WHO and IOM stood at €30.5 million at the end of 2024.

The CEB as ODA-Eligible International Organization

In 2014, the CEB was added to the list of Official Development Assistance (“ODA”)-eligible international organizations. ODA is a term coined by the Development Assistance Committee (DAC) of the OECD that is widely used to measure international aid flows from donors to developing countries to support their economic development. ODA is the key measure used in practically all aid targets and assessments of aid performance. In reporting their ODA, donor countries refer to a list of ODA-eligible international organizations. Contributions to these organizations, which are not earmarked, may be reported as ODA in whole or in part.

The CEB’s ODA eligibility recognizes the concessional character (at least partially) of the CEB’s lending and its grant element. It also aligns the CEB with its peers, such as the EBRD, the EIB and the World Bank Group, all of which are also listed as ODA-eligible international organizations.

Strategic Framework 2023-2027

Established in 1956 in order to finance social programs for refugees and people displaced by World War II, the CEB’s scope of action has progressively broadened to include other objectives that contribute to strengthening social cohesion. The CEB’s current strategic framework for the period 2023-2027 (the “Strategic Framework 2023-2027”) was adopted in December 2022 as a blueprint of the CEB’s operations over the next five years in support of more inclusive, resilient and sustainable societies in its Member States.

According to the Strategic Framework 2023-2027, the CEB’s focus is on its mission and the pursuit of three overarching goals:

(i)	Respond to evolving social development and inclusion challenges in a flexible manner;

(ii)	Invest in the assistance to and integration of refugees and migrants in their host communities and in preparedness for future migratory dynamics; and

(iii)	Support the reconstruction and rehabilitation needs of Ukraine’s social sectors.

The Bank’s strategy focuses on strengthening its ability to respond to the numerous challenges faced by its Member States through three ‘lines of action’ that underpin the CEB’s social mandate. The lines of action presented in the graphic below reflect the different channels through which the CEB’s engagement in its different sectors of operation contribute to promoting social cohesion. Although the CEB will remain engaged in all its sectors of activity, the Strategic Framework 2023-2027 provides for a sharper focus on the following sectors of activity: health and social care; education and vocational training; social and affordable housing; urban, rural and regional development; MSMEs; and microfinance. In addition, cross-cutting themes relating to climate action, gender equality and digitalization are intended to guide the way in which CEB activities in all sectors are designed and implemented.

The focus on vulnerable groups is expected to continue to define the CEB’s commitment to social cohesion. Under the Strategic Framework 2023-2027, the Bank is committed to further strengthening its special attention to vulnerable groups by systematically applying a “vulnerability lens” to identify, assess and address vulnerabilities and design better, more targeted solutions that maximize its social impact. The CEB also intends to continue to diversify its client base, staying close to final beneficiaries and underserved communities. It plans to step up its co-operation with local authorities, cities and social economy entities, while broadening the types of financing instruments it uses and offering tailor-made solutions to its clients. The CEB strives to adapt quickly to evolving circumstances while continuing to deliver on its overarching goals. Furthermore, the CEB has been engaging and cooperating more closely with partner institutions in the field of development finance, including with the EU and peer MDBs. The Strategic Framework 2023-2027 aims to enable the CEB to help its Member States respond more effectively to multiple crises and strengthen Europe’s social fabric.

Under the Strategic Framework 2023-2027, the CEB seeks to achieve a volume of loan approvals of around €4.3 billion per year. This goal was achieved in 2024 and 2023 with approvals in the amounts of €4.5 billion and €4.1 billion, respectively.

CEB Operations in Ukraine

Ukraine became the CEB’s 43rd Member State on June 15, 2023. In November 2023, only a few months after Ukraine joined as a member of the Bank, the CEB approved its first loan for Ukraine through HEAL, a framework operation designed by the World Bank Group, to help restore essential healthcare services in Ukraine, particularly for mental health care. In 2024, projects in a total amount of €303 million were approved in favor of borrowers in Ukraine and loans totaling €115.8 million were disbursed.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth the CEB’s capitalization and indebtedness as of December 31, 2024. It does not otherwise give effect to any transaction since that date. Since December 31, 2024, there has been no material change in the capitalization of CEB, except for the following issuances:

•	Under the CEB’s U.S. SEC-registered Debt Program: USD 1.5 billion (approximately €1.5 billion based on the exchange rate at the time of issuance) 4.500% Global Notes due January 15, 2030 in January 2025.

•	Under the CEB’s Medium Term Note Program: GBP 300 million (approximately €362 million based on the exchange rate at the time of the issuance) 4.375% Social Inclusion Bonds due January 9, 2028, CNY 2.2 billion (approximately €289 million based on the exchange rate at the time of the issuance) 2.280% Notes due January 14, 2027, €50 million 0.050% Notes due January 21, 2030, €50 million 1.000% Social Inclusion Bonds due April 13, 2029, €25 million 0.750% Notes due January 24, 2028, AUD 550 million (approximately €334 million based on the exchange rate at the time of the issuance) 4.400% Social Inclusion Bonds due May 24, 2030, €1 billion 2.875% Social Inclusion Bonds due March 25, 2032 and HKD 400 million (approximately €47 million based on the exchange rate at the time of the issuance) 3.655% Notes due March 26, 2027.

•	Under the CEB’s Euro Commercial Paper Program: approximately €1,051 million (based on the exchange rate as at April 7, 2025) issued since January 1, 2025; an amount of approximately €1,011 million was still outstanding as at April 7, 2025.

As of December 31, 2024
(in thousands of euros)
Short-term Debt(1)	4,590,435
Long-term Debt(2)	26,821,160
Equity
Capital(3)
Subscribed	9,622,868
Uncalled	(7,856,618)
Called	1,766,250
General Reserve(4)	2,875,299
Gains or losses recognized directly in equity	(46,420)
Net profit	124,303
Total Equity	4,719,432
Total Capitalization(5)	31,540,592

(1)	See “Financial Review—Balance Sheet—Funding”. Consists of current portion of long-term debt plus existing debt securities with a maturity of less than one year as of the issue date, excluding accrued interest and value adjustment of debt securities hedged by derivatives.

(2)	See “Financial Review—Balance Sheet—Funding”. Consists of non-current portion of debt securities with a maturity of more than one year as of the issue date, excluding accrued interest and value adjustment of debt securities hedged by derivatives. None of the CEB’s debt is guaranteed by other parties or secured.

(3)	See “Capital Structure—Subscribed, Called and Uncalled Capital”.

(4)	The CEB’s general reserve represents retained earnings and a portion of the contributions paid in by new Member States upon accession. See “Capital Structure—Reserves”.

(5)	Total capitalization consists of long-term debt and total equity.

CAPITAL STRUCTURE

Subscribed, Called and Uncalled Capital

Any European state (whether a member or non-member state of the Council of Europe) may, in principle, become a Member State of the Bank. Each Member State of the Bank is required to subscribe to the Bank’s capital. The amount of capital required to be subscribed by the applicant as a percentage of total subscribed capital is equivalent to the applicant’s anticipated percentage contribution to the budget of the Partial Agreement on the CEB. This amount results from comparing the gross domestic product and the population of the applicant country to those of all Member States combined, with the weighting given to gross domestic product being five times that given to population.

The Bank issues participating certificates, each with a nominal value of €1,000, to its Member States. The number of certificates to be held by each Member State is fixed by the Governing Board and represents that Member State’s subscribed capital. At any given time, however, each Member State is required to pay in only a portion of the subscribed capital represented by its certificates. As at December 31, 2024, the Member States’ average called capital stood at 18.4% of the subscribed capital. The percentage of subscribed capital to be paid in for the Bank’s seventh capital increase was fixed by the Governing Board at 28.24% of the subscribed capital for each subscribing Member State. Total subscribed capital paid-in and to be paid-in is referred to as “called capital”. Subscribed capital not paid in remains subject to capital calls by the Governing Board. The difference between the subscribed capital and the called capital is referred to as “uncalled capital”.

Although the Member States do not guarantee the CEB’s obligations, the Governing Board may make calls upon uncalled capital in order to enable the CEB to meet its obligations, including repaying the Bank’s indebtedness. Since the CEB’s inception, no such calls have been made. In addition, the Governing Board may decide to increase the Bank’s subscribed capital, in which case it sets forth the conditions of such increase, including the percentage of such increased subscribed capital to be paid in and the corresponding payment dates. Capital increases only become effective once the conditions set forth by the Governing Board for such increase have been satisfied (such as a minimum percentage of the capital increase being subscribed). Member States are not required to subscribe to capital increases.

The Bank has completed seven capital increases since 1956. On December 2, 2022, the Governing Board approved the seventh capital increase, which increased the Bank’s subscribed capital by a maximum of €4.25 billion, with a maximum of €1.20 billion to be paid-in by the Member States. It was agreed that the capital increase would become effective at the end of the calendar month in which at least 67% of the participating certificates offered had been subscribed. As this threshold was reached in February 2024, the capital increase became effective on February 29, 2024. The subscription period ended on December 31, 2024, with a final subscription rate of 95.1%.

At December 31, 2024, the Bank’s subscribed capital amounted to €9.6 billion (increasing from €5.6 billion at year-end 2023), while the called capital stood at €1.8 billion (increasing from €624.3 million at year-end 2023). The CEB’s own funds (subscribed capital, reserves, gains or losses recognized directly in equity and profit for the year) increased to €12.6 billion at year-end 2024 from €8.5 billion at year-end 2023, mainly due to the increase in subscribed capital.

Capital allocation by Member State, as of December 31, 2024, is presented in the table below:

Capital Allocation

				in thousands of euros
Members	Subscribed capital	Uncalled capital	Called capital	Percentage of subscribed capital
France	1,626,363	1,324,036	302,327	16.901%
Germany	1,626,363	1,324,036	302,327	16.901%
Italy	1,626,363	1,324,036	302,327	16.901%
Spain	1,060,700	863,525	197,175	11.023%
Türkiye	689,600	561,411	128,189	7.166%
Netherlands	353,082	287,446	65,636	3.669%
Belgium	291,826	237,581	54,245	3.033%
Greece	291,826	237,581	54,245	3.033%
Portugal	247,163	201,218	45,945	2.568%
Poland	227,784	185,441	42,343	2.367%
Denmark	159,244	129,640	29,604	1.655%
Sweden	139,172	123,724	15,448	1.446%
Norway	123,937	100,898	23,039	1.288%

				in thousands of euros
Members	Subscribed capital	Uncalled capital	Called capital	Percentage of subscribed capital
Bulgaria	110,924	90,304	20,620	1.153%
Romania	106,404	86,625	19,779	1.106%
Ukraine	101,902	90,591	11,311	1.059%
Ireland	85,796	69,848	15,948	0.892%
Hungary	79,541	64,755	14,786	0.827%
Czech Republic	76,432	62,224	14,208	0.794%
Finland	69,786	62,039	7,747	0.725%
Luxembourg	61,686	50,219	11,467	0.641%
Switzerland	53,824	43,229	10,595	0.559%
Serbia	45,892	37,362	8,530	0.477%
Croatia	37,963	30,906	7,057	0.395%
Cyprus	35,309	28,746	6,563	0.367%
Slovak Republic	33,670	27,411	6,259	0.350%
Albania	23,771	19,352	4,419	0.247%
Latvia	22,746	18,519	4,227	0.236%
Estonia	22,595	18,395	4,200	0.235%
North Macedonia	22,595	18,395	4,200	0.235%
Lithuania	22,356	18,201	4,155	0.232%
Slovenia	21,835	17,776	4,059	0.227%
Iceland	18,015	14,666	3,349	0.187%
Malta	18,015	14,666	3,349	0.187%
Georgia	17,539	14,279	3,260	0.182%
Bosnia and Herzegovina	17,207	14,009	3,198	0.179%
Montenegro	11,693	9,519	2,174	0.122%
Kosovo	11,648	9,483	2,165	0.121%
Moldova (Republic of)	9,746	7,934	1,812	0.101%
Andorra	8,747	7,121	1,626	0.091%
San Marino	8,644	6,916	1,728	0.090%
Liechtenstein	2,921	2,374	547	0.030%
Holy See	243	183	60	0.003%
Total 2024	9,622,868	7,856,618	1,766,250	100.00%
Total 2023	5,579,046	4,954,771	624,275	100.00%

Reserves

The CEB’s general reserves are derived principally from the Bank’s profit. Acting upon annual recommendations of the Administrative Council and final resolutions of the Governing Board, the Bank has historically allocated substantially all of its profits towards reserves. In addition, reserves have increased over the years as a result of the accession of new Member States, which are not only required to subscribe to the Bank’s capital and to contribute the amount required to be paid in, but also to contribute to the general reserves in proportion to their share in the capital.

At year-end 2024, the general reserve increased to €2.88 billion compared to €2.79 billion at year-end 2023, as a result of the allocation of the 2023 net profit (€89.2 million) to the general reserve, after allocations made to the Ukraine Solidarity Fund and the Social Impact Account (“SIA”) (in an amount of €5 million and €15 million, respectively).

OPERATIONS

Overview

The CEB aims to contribute to the strengthening of social cohesion in Europe through long-term lending to governments, local and regional authorities, public and private financial institutions and other public and private legal entities approved by a Member State. The Bank’s activities have broadened since its founding in 1956, when its statutory priorities were to provide aid to refugees and migrants and support projects related to natural or ecological disasters.

The CEB carries out its mission within a strategic framework that describes the objectives underpinning the CEB’s actions and sets forth guidelines for its activity in the medium term in relation to the context within which the Bank operates. In addition to the strategic framework, general guidelines for the CEB’s project financing activity are set forth in its policy framework for loan and project financing (called the Loan and Project Financing Policy) and from an operational perspective, in an operational manual called the CEB Handbook for the Preparation and Implementation of Projects.

As of December 31, 2024, the CEB had approved 44 projects in 22 countries in an aggregate amount of €4.5 billion (compared to 48 projects in an aggregate amount of €4.1 billion as of December 31, 2023). Compared to €3.7 billion in 2023, a total of €3.6 billion in loans were disbursed in 2024, with 12% being dedicated to Ukraine-related projects1.

The CEB’s current strategic course as set forth in its Strategic Framework 2023-2027 focuses on strengthening the Bank’s capability to respond to the numerous challenges faced by its Member States through three ‘lines of action’ that underpin the CEB’s social mandate, namely: (i) investing in people and enhancing human capital, (ii) promoting inclusive and resilient living environments and (iii) supporting jobs and economic and financial inclusion. The lines of action reflect the different channels through which the CEB’s engagement in its different sectors of operation contribute to promoting social cohesion. For more information on the CEB’s Strategic Framework 2023-2027, see “The Council of Europe Development Bank—Strategic Framework 2023-2027”.

The shift in and expansion of the Bank’s social objectives over time have been accompanied by a changing geographic focus. When first formed by its eight founding Member States, the Bank’s activities were primarily concentrated in Germany, France, Italy, Greece, Türkiye and Cyprus. During the late 1970s and 1980s, as the Bank’s membership base expanded so did its geographical reach, in particular to the countries of Southern Europe, such as Spain and Portugal. The end of the Cold War prompted a new wave of countries adhering to the institution and consequently permitted increased lending to Central and Eastern Europe. Today, the Bank’s resources are widespread across its membership base, with 47% of loans outstanding in favor of Target Group Countries.

Financial Means of Action

The CEB provides assistance in the form of loans, guarantees and contributions from the trust accounts in order to finance bankable projects. To do this, it evaluates the debt sustainability of the borrower and, where applicable, of the guarantor.

Loans granted by the Bank take one of the following forms: (i) loans to Member States; (ii) loans guaranteed by a Member State granted to any legal person approved by that Member State; (iii) loans granted to any legal person approved by a Member State, when the Bank’s Administrative Council is satisfied that the loan requested is covered by adequate guarantees.

Upon conditions to be stipulated by the Bank’s Administrative Council in each case, the Bank may grant guarantees to financial institutions approved by a Member State for loans to further the Bank’s statutory purposes as set out in the Articles and may open and operate trust accounts.

Loan applications are prepared by the borrower in coordination with the CEB and are formally submitted by the borrower following the appraisal of the envisaged project by the CEB. Depending on the borrower’s capacity and the project complexity, the CEB may provide technical assistance for the preparation of the loan application. Once approved, loan applications are placed in the Bank’s stock of projects awaiting financing. They must give rise to a framework loan agreement within twelve (12) months following the approval. As disbursements are made, the amount of the stock of projects diminishes correspondingly. For more information on the Bank’s stock of projects, see “Financial Review—Balance Sheet—Financing commitments and stock of projects awaiting financing” below.

[1]	“Ukraine-related projects” include both disbursements directly in Ukraine and outside of Ukraine, in other Member States, for Ukraine-related projects.

The loans are granted under the general conditions of the Bank’s loan regulations and under the special conditions established in the framework loan agreement. In case of breach of these conditions, the Bank may demand early reimbursement of disbursed loans, in particular in the case of corruption, fraud, money laundering, mis-procurement or when the implementation of the project leads to a violation of the CEB’s Environmental and Social Safeguards Policy, the “Convention for the Protection of Human Rights and Fundamental Freedoms” or the “European Social Charter”.

Project Financing

The principal financing instruments for the CEB’s loan operations are as follows:

•	Project Loans are the CEB’s direct loans to an entity to finance a predefined investment or a group of related investments. The investments financed through a CEB Project Loan are normally concentrated in one of the Bank’s sectors of action.

•	CEB Program Loans are made to intermediary institutions or public entities in order to finance a program of diverse investments (small, individual projects or sub-projects) and multi-project programs in one or several CEB sectors of action (multi-sector).

•	Public Sector Financing Facility (PFF) loans are instruments intended for public entities whose funding is primarily budget-based and which aim to remedy temporary interruptions in funding flows and ensure continuity of investments in the social sectors, with eligible costs including ongoing investment contracts and maintenance costs (excluding certain personnel costs), financial costs, taxes and non-cash items such as depreciation.

•	In the case of EU Co-Financing Facility (“ECF”) loans, eligible costs are those defined by the relevant EU regulations or fund-specific rules, as complemented by national rules. ECF loans are intended to facilitate the absorption and use of available EU grants by the Bank’s Member States for addressing their social investment needs in the CEB’s sectors of action.

•	Cross-sectoral loans (“CSLs”) are aimed at funding projects that span different sectors with interrelated cross-sectoral elements. The CSLs cover eligible costs related to the development of social investments in several sectors of actions linked through a set of related aims and objectives as a cross-sectoral element defined during appraisal.

The CEB may finance projects directly or via an intermediary financial institution. The CEB’s share of financing may not exceed 50% of the eligible costs of the project or program. Nevertheless, on a case by case basis and subject to the approval by the Bank’s Administrative Council, the CEB’s share of financing may be increased up to 90%, especially in the Target Group Countries.

While the CEB’s reference currency is the euro, this does not exclude recourse to other currencies according to borrower specifications and the CEB’s refinancing possibilities on the capital markets. The CEB raises funds on the best terms available on the capital markets. It passes these terms on to its borrowers, applying the lowest possible margin which takes into account the need to cover its operating costs.

The CEB’s loans are disbursed in tranches, with fixed or floating rates and flexible structures. Tenors and grace periods match the project’s financing needs to the extent possible the project’s financing needs. The mechanisms for disbursement applicable to each loan are specified by the CEB in the loan document at the time of the project’s approval by the Administrative Council.

Monitoring is carried out from the time of the project’s approval up to its completion. The purpose of the monitoring process is to ensure that the project is implemented in compliance with the framework loan agreement and executed in accordance with the conditions included in the loan document approved by the Bank. In addition, in-depth technical reviews are carried out each year for a subset of projects in implementation. Once a project is completed, a completion report summarizing the project’s results is prepared. The Bank draws up an Annual Report on the Preparation and Follow-up of Projects which provides an overall evaluation of the most significant projects while highlighting the issues encountered in the course of their appraisal and implementation. Post-completion evaluations are also carried out for a subset of projects, in order to measure the long-term economic and social impact of CEB operations, to draw lessons from their structure and implementation, and to improve the quality of the Bank’s current and future operations.

Upon fulfilment of the relevant eligibility criteria, the CEB’s borrowers may be supported by the CEB’s SIA and/or other trust accounts during the preparation or implementation phase of projects. The SIA, formerly Social Dividend Account, was established by the CEB member states in 1995 and financed mainly by contributions from the Member States, through allocations from the Bank’s annual profit, which constitute dividends of a social nature. The SIA is used to provide loan guarantees, technical assistance, interest subsidies and grant contributions in favor of high social impact projects, located mainly in the Bank’s Target Group Countries. Administrative Council Resolution 1666 (2024) which was approved on November 14, 2024, revised the operating principles of the SIA. In particular, it introduced new prudential ceilings for loan guarantees, enabling the Bank to increase the leverage ratio between SIA resources and guaranteed loans while maintaining a conservative exposure to credit risk. For more information regarding the SIA, see Note K (“Social Impact Account”) of the CEB’s financial statements for the fiscal year ended December 31, 2024 included in Exhibit 2 to the annual report on Form 18-K of the CEB for the year ended December 31, 2024 (the “CEB 2024 Annual Report on Form 18-K”).

Several bilateral trust accounts have been established by Member States over time to also finance technical assistance in favor of CEB projects located mainly in the Bank’s Target Group Countries. The Spanish Social Cohesion Account (SCA), established by Spain in 2009, is endowed with €4.0 million. The Slovak Inclusive Growth Account (SIGA), established by the Slovak Republic in 2016, is endowed with €4.0 million. The Italian Fund for Innovative Projects (IFIP), established by Italy in 2017, is endowed with €1.0 million.

The CEB has also established several multilateral trust accounts to support highly social projects. The trust accounts are financed by contributions from Member States and allocations from CEB’s net profits. They serve to provide technical assistance grants, investment grants and, where applicable, interest subsidies and loan guarantees. The Migrant and Refugee Fund, established in 2015 in response to a surge in arrivals of displaced persons, is endowed with €38.7 million. The Green Social Investment Fund, established in 2020 to help accelerate Member States’ transitions towards low-carbon and climate-resilient economies, is endowed with €5.1 million. The Ukraine Solidarity Fund, established in 2022 in response to the Russian aggression against Ukraine, is endowed with €4.0 million. The Disaster Prevention and Recovery Fund, established in 2023 in response to the earthquakes in Türkiye, is endowed with €3.0 million.

Overview of CEB’s Lending Activities

The tables below summarize the CEB’s lending activity in terms of project amounts approved and loans disbursed by country of the borrower over the past two years, as well as the five-year cumulative totals over the 2020–2024 period. Because the Bank’s policies and procedures generally result in loans being approved and disbursed in different years, amounts approved and amounts disbursed in any given year do not necessarily relate to the same projects.

Projects approved are projects that have been approved for funding by the Administrative Council. Loans disbursed are loans that have actually been paid to the borrower.

Projects Approved(1)(2)

					in thousands of euros
Country	2024		2023		Accumulated total 2020–2024
	Amounts	%	Amounts	%	Amounts	%
Albania	–	–	27,000	0.66	102,000	0.44
Andorra	–	–	–	–	20,000	0.09
Belgium	15,000	0.33	250,000	6.09	654,000	2.83
Bosnia and Herzegovina	21,500	0.47	–	–	29,500	0.13
Bulgaria	253,000	5.56	–	–	428,000	1.85
Croatia	250,000	5.50	–	–	650,000	2.82
Cyprus	72,000	1.58	48,000	1.17	185,500	0.80
Czech Republic	–	–	64,000	1.56	824,000	3.57
Estonia	60,000	1.32	–	–	280,000	1.21
Finland	150,000	3.30	50,000	1.22	560,300	2.43
France	290,000	6.38	290,500	7.07	1,585,000	6.87
Georgia	–	–	–	–	–	–
Germany	100,000	2.20	259,700	6.32	1,371,700	5.94
Greece	–	–	80,000	1.95	282,000	1.22
Hungary	200,000	4.40	150,000	3.65	877,000	3.80
Iceland	325,000	7.14	–	–	345,000	1.49
Ireland	–	–	125,000	3.04	253,700	1.10
Italy	532,000	11.69	337,000	8.21	2,557,600	11.08
Kosovo	–	–	–	–	87,000	0.38
Latvia	40,000	0.88	–	–	205,000	0.89
Lithuania	107,500	2.36	35,000	0.85	937,300	4.06
Luxembourg	–	–	–	–	3,000	0.01

					in thousands of euros
Country	2024		2023		Accumulated total 2020–2024
	Amounts	%	Amounts	%	Amounts	%
Malta	–	–	7,000	0.17	7,000	0.03
Moldova (Republic of)	–	–	106,000	2.58	176,000	0.76
Montenegro	–	–	30,000	0.73	100,000	0.43
Netherlands	–	–	190,000	4.63	390,000	1.69
North Macedonia	–	–	52,000	1.27	68,000	0.29
Poland	365,000	8.02	350,000	8.52	1,880,556	8.15
Portugal	–	–	–	–	188,700	0.82
Romania	293,000	6.44	162,620	3.96	772,920	3.35
San Marino	–	–	–	–	10,000	0.04
Serbia	31,000	0.68	200,000	4.87	878,000	3.80
Slovak Republic	70,000	1.54	480,000	11.69	1,370,000	5.94
Slovenia	20,000	0.44	–	–	140,000	0.61
Spain	471,000	10.35	360,000	8.77	2,646,000	11.46
Sweden	–	–	102,200	2.49	282,200	1.22
Türkiye	580,000	12.75	250,000	6.09	1,530,000	6.63
Ukraine	303,000	6.66	100,000	2.44	403,000	1.75
TOTAL	4,549,000	100.00	4,106,020	100.00	23,079,975	100.00

(1)	Amounts at the time of project approval.
(2)	Percentages may not add up due to rounding.

Loans Disbursed(1)

					in thousands of euros
Country	2024		2023		Accumulated total 2020–2024
	Amounts	%	Amounts	%	Amounts	%
Albania	–	–	1,480	0.04	74,480	0.39
Andorra	–	–	–	–	16,000	0.08
Belgium	–	–	39,000	1.05	319,000	1.66
Bosnia and Herzegovina	4,000	0.11	6,868	0.18	61,981	0.32
Bulgaria	53,000	1.49	–	–	153,000	0.79
Croatia	140,000	3.94	60,000	1.62	654,388	3.40
Cyprus	36,750	1.03	42,750	1.15	108,549	0.56
Czech Republic	111,884	3.15	45,273	1.22	781,437	4.05
Estonia	20,000	0.56	–	–	220,000	1.14
Finland	190,000	5.34	60,000	1.62	523,300	2.71
France	208,830	5.87	220,400	5.93	1,373,662	7.13
Georgia	–	–	5,308	0.14	40,598	0.21
Germany	349,000	9.81	265,450	7.15	1,477,350	7.66
Greece	–	–	1,000	0.03	219,500	1.14
Hungary	75,000	2.11	50,000	1.35	709,412	3.68
Iceland	16,000	0.45	12,000	0.32	28,000	0.15
Ireland	50,000	1.41	68,000	1.83	295,064	1.53
Italy	588,533	16.55	227,223	6.12	1,885,911	9.78
Kosovo	–	–	–	–	45,824	0.24
Latvia	1,000	0.03	–	–	16,400	0.09
Lithuania	125,913	3.54	266,549	7.18	998,314	5.18
Luxembourg	1,500	0.04	800	0.02	2,600	0.01
Malta	–	–	–	–	29,000	0.15
Moldova (Republic of)	281	0.01	11,583	0.31	71,464	0.37
Montenegro	–	–	1,815	0.05	73,398	0.38
Netherlands	150,000	4.22	90,000	2.42	625,025	3.24
North Macedonia	400	0.01	–	–	27,726	0.14
Poland	423,013	11.90	558,085	15.02	2,221,264	11.52
Portugal	6,000	0.17	14,000	0.38	115,000	0.60
Romania	141,380	3.98	73,457	1.98	508,190	2.64
San Marino	–	–	–	–	10,000	0.05
Serbia	215,000	6.05	160,500	4.32	813,739	4.22
Slovak Republic	28,700	0.81	145,300	3.91	751,363	3.90
Slovenia	10,000	0.28	40,000	1.08	170,000	0.88
Spain	300,000	8.44	736,683	19.83	2,477,126	12.85
Sweden	46,901	1.32	116,367	3.13	438,628	2.28
Türkiye	147,000	4.13	395,000	10.63	822,000	4.26
Ukraine	115,801	3.26	–	–	115,801	0.60
TOTAL	3,555,885	100.00	3,714,892	100.00	19,274,498	100.00

(1)	Values in euros are at the exchange rate at the date of transaction.

NB: Information regarding amounts disbursed reflects the location of the registered office of the borrower and not that of the ultimate beneficiary, who may be based in another country. Consequently, the figures provide information on the risk profile of the Bank’s borrowers and not that of the ultimate beneficiaries of its lending operations.

FINANCIAL REVIEW

The following discussion should be read in conjunction with the CEB’s audited financial statements and notes thereto included in Exhibit 2 to the CEB 2024 Annual Report on Form 18-K.

Overview

As a development bank with a social vocation, the CEB does not operate with the objective of maximizing profit. The Bank makes every effort to obtain funds in the international capital markets on the best possible terms and to pass these advantages on to beneficiaries minus an intermediation margin to cover the Bank’s risk and general operating expenses. The CEB’s net banking income essentially derives from interest margin (see “Results of Operations” below). The Bank’s policy is to allocate substantially all of its profits towards general reserves, which may then be used to support increased lending activity.

In 2024, global geopolitical tensions were heightened as the war in Ukraine continued and the Israeli-Palestinian conflict escalated, affecting trade and supply chains in Europe and worldwide. In addition, global trade tensions, together with low productivity growth and stretched public budgets, continued to cast a shadow over Europe’s economy in 2024. In this context, the CEB’s social mandate proved to be very relevant and urgent. In 2024, all of the Bank’s projects reflected the areas of action laid out in its Strategic Framework 2023-2027 and were in line with the political and social aims of the Council of Europe.

The CEB’s lending activity encountered a strong demand for financing. The quality of the loan portfolio remained robust and showed high levels of both approvals and disbursements in 2024. At December 31, 2024, the Bank’s outstanding loans (excluding accrued interest and IFRS fair value adjustments) amounted to €22.9 billion, compared to €21.5 billion at December 31, 2023. Outstanding debt, including interest payable and IFRS fair value adjustments, used to support these operations amounted to €30.9 billion at December 31, 2024, compared to €27.9 billion at December 31, 2023. In 2024, the CEB did not record any non-performing loans and therefore did not realize any associated losses.

The Bank’s net profit in 2024 amounted to €124.3 million in a difficult financial context, compared to €109.2 million in 2023, with 2024 profits increasing by 13.8% compared to 2023. This increase was primarily due to the increase in interest margin and the positive variation in financial instruments valuation, which more than offset the negative impact of cost of risk. Excluding IFRS 9 valuation impacts, core earnings amounted to €133.4 million for the year 2024, compared to €116.2 million in 2023, representing an increase by 14.8% mainly due to an increase in interest rates, which impacted loans, treasury assets and debt securities in issue. General reserves increased by 3.2% to €2.88 billion at December 31, 2024 from €2.79 billion at December 31, 2023, as a result of a partial 2023 profit allocation. Total equity increased by 34.1% to €4.72 billion at December 31, 2024 from €3.52 billion at December 31, 2023.

The adjusted2 cost-to-income ratio3 amounted to 32.6% for the year ended December 31, 2024, compared to 33.4% for the year ended December 31, 2023.

Results of Operations

Interest and similar income

Interest and similar income, which aggregates the net interest received from assets and liabilities, increased by €0.2 billion in 2024 to €1.4 billion compared to €1.2 billion in 2023, mainly due to the increase in interest rates which impacted loans and liquidity.

Interest expenses and similar charges

Interest expenses and similar charges, which aggregates the net interest paid on assets and liabilities, increased by €0.2 billion to €1.2 billion in 2024 from €1.0 billion in 2023, mainly due to the increase in interest rates which impacted debt securities in issue.

[2]	Excluding change in fair value of derivative instruments and netting cost recovery for fiduciary activities – recorded under ‘other income’ – against administrative expenses.
[3]	General operating expenses including depreciation and amortization charges of fixed assets divided by net banking income excluding unrealized gains and losses.

Interest margin

Interest margin amounted to €200.0 million in 2024 compared to €176.6 million in 2023, representing an increase of €23.5 million (13.3%).

Net banking income

Net banking income increased by €36.9 million (22.8%) to €198.8 million in 2024 from €161.9 million in 2023, mainly due to the positive variation of financial instruments valuation.

General operating expenses

General operating expenses increased by €6.1 million (11.7%) to €58.5 million in 2024 compared to €52.3 million in 2023, mainly due to an increase in employee remuneration and service cost related to the Bank’s pension scheme.

IFRS 9-related cost of risk and valuation of financial instruments

In accordance with the principles of IFRS 9 concerning hedge accounting (fair value of derivatives) and cost of risk (expected credit loss), the CEB recorded:

-	negative changes in the fair value of derivatives of €40 thousand in 2024 and €13.9 million in 2023;

-	a charge of €9.0 million in 2024, while it recorded a write back of impairment charges for expected credit loss of €6.9 million in 2023.

Core earnings and net profit

Core earnings (net income excluding IFRS-related cost of risk and valuation of financial instruments, without economic or financial significance for the CEB) amounted to €133.4 million in 2024 compared to €116.2 million in 2023, representing an increase of 14.8%.

	Year ended December 31,
	2024	2023

	(in millions of euros)
Net Profit	124.3	109.2
Elimination of IFRS 9 valuation items, without economic or financial significance for CEB:
- Change in fair value of derivative instruments	0.0	13.9
- Cost of risk (expected credit loss)	9.0	(6.9)
CORE EARNINGS	133.4	116.2

For a discussion of net profit and the adjusted cost-to-income ratio, see “Overview” above.

Balance Sheet

Overview4

As of December 31, 2024, total assets amounted to €38,613 million, compared to €34,418 million as of December 31, 2023, which represents an increase of 12.2%. This development was essentially due to an increase of outstanding loans (in nominal terms) which reached €22,915 million as of December 31, 2024, representing an increase of 6.4% compared to €21,529 million at year-end 2023. Treasury assets reached €10,773 million at year-end 2024 compared to €9,320 million at year-end 2023, an increase of 15.6%, mainly due to an increase in advances. Debt securities at amortized cost amounted to €2,338 million at year-end 2024 compared to €1,797 million at year-end 2023, an increase of 30.1%, mainly due to the fact that new debt securities acquired in 2024 were above the amount of debt securities matured.

As of December 31, 2024, total liabilities amounted to €33,894 million compared to €30,899 million as of December 31, 2023, which represents an increase of 9.7%. Borrowings and debt securities in issue (including accruals) increased by 10.7% to €30,873 million at year-end 2024 from €27,894 million at year-end 2023. New issuances in 2024 amounted to €6,331 million compared to €6,913 million in 2023, while reimbursements in 2024 amounted to €4,267 million compared to €4,060 million in 2023. Other liabilities increased by 60.9% to €819 million at year-end 2024 from €509 million at year-end 2023, mainly due to an increase of 75.2% in deposits of guarantees received. Provisions increased by 10.8% to €336 million as of December 31, 2024 from €303 million as of December 31, 2023, almost entirely relating to pension commitments.

[4]	Values in euros are at the exchange rate as of December 31, 2023.

Total equity, including net profit for 2023 after allocations made to the Ukraine Solidarity Fund and the SIA (in an amount of €5 million and €15 million, respectively), amounted to €4,719 million at year-end 2024, an increase of 34.1% compared to €3,519 million at year-end 2023. This increase resulted from the capital increase, the net profit in 2024, and from variations in gains or losses recognized directly in equity.

Finally, the balance sheet showed a variation in derivative instruments (financial instruments at fair value through profit or loss and hedging derivative financial instruments) of €36.7 million, i.e., an increase of 1.8%, on the assets side, and a negative variation of €394.9 million, i.e., a decrease of 18.7%, on the liabilities side, respectively, at year-end 2024. These items represent the fair value, either positive (assets) or negative (liabilities), of the derivative instruments (currency exchange and interest-rate contracts) used for hedging purposes on loans, financial assets at fair value through equity and debt securities in issue.

Treasury Portfolios

The Bank’s balance sheet assets include four treasury portfolios, including one monetary portfolio and three securities portfolios:

The Treasury Monetary Portfolio consists of short-term placements with maturities of up to one year. The strategic objective of this portfolio is to manage day-to-day cash flows in all required currencies. Short-term placements with maturities of up to three months must have a minimum rating of BBB+ at the time of purchase. Short-term placements with maturities between three months and one year must have at least an A- rating at the time of purchase. At December 31, 2024, the total value of short-term placements in this portfolio amounted to €7,403 million.

The Short-Term Liquidity Securities Portfolio consists of short-term securities with maturities of up to one year. These securities represent an alternative to bank deposits and complement the Treasury Monetary Portfolio in strengthening the Bank’s short-term liquidity position. At the time of purchase, short-term sovereign bonds with maturities of up to three months must have a minimum BBB rating, and short-term securities with maturities between three months and one year must have a minimum A- rating. At December 31, 2024, the total value of short-term securities in this portfolio amounted to €1,325 million.

The Medium-Term Liquidity Securities Portfolio consists of securities investments with maturities from one year up to 15 years. The strategic objective of this portfolio is to strengthen the Bank’s liquidity position, while achieving a satisfactory return. Medium-Term Securities must have a minimum rating of A+ at the time of purchase. At December 31, 2024, the total value of securities in this portfolio amounted to €2,039 million.

The Long-Term Liquidity Securities Portfolio consists of securities with maturities from one year up to 30 years. Securities in this portfolio are primarily intended to provide a stable contribution to the Bank’s interest income. They are required to have a minimum rating of A+ at the time of purchase. At December 31, 2024, the total value of securities in this portfolio amounted to €2,341 million.

For more information on the breakdown of the securities portfolios by, maturity, rating, country and credit rating (of the counterparty), see Note B (“Risk Management—Credit Risk—Finance Directorate Activity—Securities Portfolios”) to the CEB’s financial statements for the fiscal year ended December 31, 2024, included in Exhibit 2 to the CEB 2023 Annual Report on Form 18-K.

Funding

Subject to an annual borrowing authorization granted by the Administrative Council, the CEB issues debt in the international capital markets, and the level of the CEB’s debt securities in issue may fluctuate accordingly. For the year 2024, the annual borrowing authorization set by the Administrative Council for issuances with a maturity of at least one year amounted to €7.0 billion.

In 2024, the Bank borrowed a total of €6.33 billion in 17 financing operations with maturities of one year or more, representing 88.9% of the Bank’s annual borrowing authorization. This amount is lower than the volume of funding in 2023, which stood at €6.91 billion and consisted of 29 funding operations. The 2024 funding program was also characterized by the highest Social Inclusion Bond issuance volume to date with more than €2.8 billion issued, which represents 40% of the Bank’s total borrowings in 2024. The Bank also reached the milestone of more than €10.0 billion in the total of Social Inclusion Bonds issued since the establishment of the Social Inclusion Bond Framework in 2017.

The 2024 funding program fulfilled three main objectives: (i) to cover the requirements arising from the Bank’s lending activity, (ii) to enable the Bank to honor its debt maturities and (iii) to enable the Bank to maintain its liquidity at the level set by the Administrative Council.

In an effort to ensure the necessary funding to finance its activities, the Bank continues to combine benchmark transactions in major currencies that target a broad range of institutional investors with smaller debt issuances in a given currency or with a structure designed to meet specific investor demands.5

In 2024, 51.8% of the funds raised by the Bank were denominated in euros, 36.9% in U.S. dollars, 5.8% in AUD, 2.9% in GBP, 1.4% in NOK, 0.8% in HKD and 0.4% in offshore CNY, marking the Bank’s entry into this market with an inaugural CNY 200 million three-year private placement. These transactions allowed the Bank to diversify the markets in which its activities are financed and to broaden its investor base.

For the first time, the Bank upsized three of the four benchmark transactions beyond the traditional one billion mark, priced across EUR and USD. Eight transactions in EUR were priced, including a €1.5 billion ten-year benchmark in January 2024 and a €1.25 billion seven-year Social Inclusion Bond benchmark in April 2024. A USD 1.5 billion five-year benchmark was issued in January, and a USD 1.0 billion three-year Social Inclusion Bond benchmark was issued in June 2024.

As a result, EUR and USD accounted for 88.7% of the total funding volume in 2024, up from 72.2% in 2023, with the third largest currency by volume being AUD. In GBP, the Bank reopened existing lines twice during the year.

In addition, the CEB issued its first AUD 600 million Social Inclusion Bond in April 2024 and expanded its Social Inclusion Bond issuance into the Norwegian krone market, issuing a new NOK 1 billion Social Inclusion Bond in January 2024.

After taking swaps into account, the total amount of funds borrowed was denominated in euros.

The average maturity of the issuances launched under the borrowing authorization for 2024 was 6.1 years. The table below shows funds raised in their original currencies:

Funding in 2024 (with Maturities Greater than One Year)

Payment Date	Maturity Date	Currency	Term in Years	Nominal Amount (in millions)
11/01/2024	11/01/2034	EUR	10	1,500
17/01/2024	17/01/2033	EUR	9	50
17/01/2024	17/01/2029	NOK	5	1,000
24/01/2024	24/01/2029	USD	5	1,500
25/01/2024	10/03/2027	EUR	3	100
05/02/2024	05/02/2027	CNY	3	200
01/03/2024	02/03/2026	HKD	2	200
08/03/2024	08/06/2026	EUR	2	100
12/03/2024	12/03/2026	HKD	2	200
03/04/2024	03/04/2029	AUD	5	600
16/04/2024	16/04/2031	EUR	7	1,250
23/04/2024	09/04/2027	EUR	3	125
25/04/2024	09/04/2027	EUR	3	50
11/06/2024	11/06/2027	USD	3	1,000
16/07/2024	16/03/2026	GBP	2	25
17/10/2024	15/04/2028	EUR	4	50
28/10/2024	16/03/2026	GBP	2	125

[5]	Benchmarks refer to large issuances: in the EUR or USD markets benchmarks usually amount to 1 billion or more; in the GBP market, transactions with a volume of GBP 250 million or more are considered benchmarks.

In 2024, with the aim of facilitating the refinancing of the Bank’s loans and avoiding cash gaps in the coming years, 74.4% of the issuances carried out under the CEB’s borrowing program had maturities of close to five years or more, compared to 61.5% in 2023.

At December 31, 2024, the outstanding debt represented by bonds, excluding interest payable and valuation adjustments, amounted to €31 billion, up from €28.9 billion at December 31, 2023. In 2024, as in 2023, the Bank did not repurchase any of its long-term debt and also did not make any early repayments.

The breakdown of debt by maturity is as shown in the chart below:

Financing commitments and stock of projects awaiting financing

In connection with its lending activities, the Bank enters into project financing commitments for loans to be disbursed in the future.

Financing commitments consist of amounts which remain to be disbursed for projects with respect to which a framework loan agreement has been signed. Stock of projects awaiting financing consists of financing commitments plus any amounts in respect of projects that have been approved but for which the Bank has yet to enter into a financial commitment. For additional information on financing commitments, see Note B (“Risk Management—Credit Risk—Stock of projects and financing commitments”) and Note S (“Financing commitments given or received”) to the CEB’s financial statements for the fiscal year ended December 31, 2023, included in Exhibit 2 to the CEB 2024 Annual Report on Form 18-K.

The total stock of projects awaiting financing at December 31, 2024 amounted to €9.2 billion, representing a 0.3% decrease compared to €9.3 billion at December 31, 2023. In 2024, the CEB approved new loans for social projects worth €4.5 billion, which was in line with the activity targets set in its Strategic Framework 2023-2027. Loan disbursements totaled €3.6 billion in 2024, down 4.7% from €3.7 billion disbursed in 2023. The substantial volume of disbursements over the previous years increased the volume of outstanding loans (in nominal terms), which reached €22.9 billion by the end of 2024, reflecting an increase of 6.4% compared to year-end 2023.

The stock of projects awaiting financing for Target Group Countries represented €5.2 billion, or 55.9%, of the total stock of projects awaiting financing at December 31, 2024.

The table below presents information on the CEB’s stock of projects awaiting financing (including financing commitments) at year-end 2024 and 2023.

	As of December 31,
	2024	2023

	(in thousands of euros)
Stock of projects awaiting financing	9,221,156	9,250,760
of which financing commitments	6,608,521	6,512,805
of which for Target Group Countries(1)	5,156,802	4,235,706

(1)	Information presented reflects the location of the registered office of the borrower and not that of the ultimate beneficiary, who may be based in another country.

Risk Management

The CEB maintains risk management procedures designed to limit its exposure to credit risk, market risk, liquidity risk and operational risk, and to ensure its long-term financial sustainability and operational resilience while enabling it to fulfill its social mandate. The CEB has also established a set of prudential ratios to assess and monitor the risks arising from its activities. For more information, see Note B (“Risk Management”) to the CEB’s financial statements for the fiscal year ended December 31, 2024, included in Exhibit 2 to the CEB 2024 Annual Report on Form 18-K.

GOVERNANCE

The CEB is administered, supervised and managed by a Governing Board, an Administrative Council, a Governor and an Auditing Board.6

Governing Board

Powers

The Governing Board is the supreme organ of the Bank and is vested with all powers that have not been delegated to the Administrative Council. The Bank’s Articles of Agreement specify certain functions and powers exercised by the Governing Board, including setting out the general orientations for the Bank’s activity and authorizing cooperation agreements with other international organizations, laying down the conditions for Bank membership, deciding capital increases and approving the annual Report of the Governor, the accounts and the Bank’s general balance sheet. It elects its own Chairperson and the Chairperson of the Administrative Council and appoints the Governor, the Vice-Governors and the members of the Auditing Board.

The Governing Board is also required to state a position on the recommendations and opinions transmitted to it by the Committee of Ministers and the Parliamentary Assembly of the Council of Europe.

Decision-making

The discussions and decisions of the Governing Board are not valid unless two-thirds of its members are present. Each Member State of the CEB has one vote for each participating certificate held by it. Any Member State that has failed to pay required capital that has come due may not, for as long as such non-payment persists, exercise the voting rights corresponding to the sum due and not paid up.

Decisions are reached by a majority of the Member States voting in favor or against and holding two-thirds of the votes cast. A majority of three-quarters of the Member States voting in favor or against and holding three-quarters of the votes cast is required for assuming, under exceptional circumstances and for a specified period, powers delegated to the Administrative Council. The same majority is required for adjusting the apportionment of ownership not resulting from the admission of new Member States. A unanimous vote is required for suspending or terminating the Bank’s operations and amending the Articles, although any change in the stated aims of the Bank expressed in the Articles requires approval of the Committee of Ministers.

Composition

The Governing Board is composed of a Chairperson and one representative appointed by each Member State, which as a general rule is the Member State’s ambassador to the Council of Europe in Strasbourg, France.

The Chairperson reports on the Bank’s activities to the Parliamentary Assembly of the Council of Europe and to the Committee of Ministers at least once a year and forwards the Annual Report of the Governor to the Committee of Ministers. Each Member State of the Bank is entitled to present a candidate for the Chairpersonship.

The Secretary General of the Council of Europe or his representative is entitled to participate in the meetings of the Governing Board without the right to vote. As a general rule, the Governor or his representative, the Bank’s legal adviser and the Secretariat of the organs also participate in meetings.

Administrative Council

Powers

The Administrative Council possesses all those powers delegated to it by the Governing Board under the Articles, although the Governing Board may reassume such powers from the Administrative Council in exceptional circumstances for a specified period. Among other functions, the Administrative Council establishes and supervises operational policies, approves loan projects and votes on the Bank’s operating budget. The Administrative Council may at any time appoint committees from among its members and delegate specified powers to such committees.

[6]	The Bank’s organs are: the Governing Board, the Administrative Council, the Governor and the Auditing Board. In accordance with Article XIII of the Bank’s Articles of Agreement, the secretariat of the Bank’s organs is provided by the Secretariat of the Partial Agreement on the Council of Europe Development Bank in Strasbourg.

Decision-making

Decisions of the Administrative Council are only valid if two-thirds of its Member States’ representatives are present. Each Member State possesses one vote for each participating certificate held by it. Most decisions of the Administrative Council are taken by a vote with simple majority of the votes cast, although some require a majority of the Member States (not counting those Member States which abstain from voting) and a majority of the votes cast. These include decisions on proposals and opinions addressed to the Governing Board concerning (i) adjustments to the Bank’s capital and its apportionment, increases or reductions in the authorized capital; (ii) the suspension or termination of the Bank’s operations and, in the event of liquidation, distribution of its assets; (iii) the appointment of the members of the Auditing Board; and (iv) the appointment of the external auditor and establishment of its terms of reference. In addition, the Administrative Council takes, by simple majority of the Member States and a majority of two-thirds of the votes cast, decisions regarding investment projects that have not received an opinion as to admissibility.

Composition

The Administrative Council is composed of a Chairperson appointed by the Governing Board for a three-year term and one representative appointed by each Member State, as a general rule from the ministry of finance of the Member State. Its Chairperson is elected by the Governing Board. The term of office of the Chairperson is three years and is renewable for a second three-year term. The Chairperson does not have the right to vote.

The Secretary General of the Council of Europe may participate in or be represented at the meetings. As a general rule, the Governor or his representative, the Bank’s legal adviser and the Secretariat of the organs also participate in meetings. The Administrative Council may, when it deems necessary, invite representatives of international organizations or any other interested person to participate in its proceedings, but such invitees do not have the right to vote.

Current Membership of the Governing Board and the Administrative Council

The following are the representatives to the Governing Board and Administrative Council of the CEB as of April 9, 2025.

GOVERNING BOARD		ADMINISTRATIVE COUNCIL
Chairpersons
Harry Alex RUSZ Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Hungary to the Council of Europe, Strasbourg		Wioletta BARWICKA-LOFTHOUSE Former Executive Board Director (for Poland, Bulgaria and Albania) at EBRD, London
Vice-Chairs
António Vasco ALVES MACHADO Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Portugal to the Council of Europe, Strasbourg		Arsène JACOBY Director, Multilateral Affairs, Development and Compliance, Ministry of Finance, Luxembourg
Albania
Dastid KORESHI Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Albania to the Council of Europe, Strasbourg		Adela XHEMALI Deputy Minister, Ministry of Finance and Economy, Tirana
Andorra
Andreu JORDI TOMÀS Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Andorra to the Council of Europe, Strasbourg		Nöelia SOUQUE CALDATO State Secretary for International Financial Matters, Ministry of Finance, Andorra La Vella
Belgium
Delphine DELIEUX Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Belgium to the Council of Europe, Strasbourg		Philippe NIZEYIMANA Advisor, International and European Financial Affairs, Federal Public Service Finance - Treasury, Brussels

GOVERNING BOARD		ADMINISTRATIVE COUNCIL
Bosnia and Herzegovina
Haris BAŠIĆ Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Bosnia and Herzegovina to the Council of Europe, Strasbourg		Dejan MIKEREVIĆ Full Professor, Faculty of Economics of the University of Banja Luka, Banja Luka
Bulgaria
Maria SPASSOVA Ambassador, Permanent Representative of Bulgaria to the Council of Europe, Strasbourg		Gergana BEREMSKA Director, Directorate of International Financial Institutions and Cooperation, Ministry of Finance, Sofia
Croatia
Toma GALLI Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Croatia to the Council of Europe, Strasbourg		Stipe ŽUPAN State Secretary, Ministry of Finance, Zagreb
Cyprus
Geroge S. YIANGOU Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Cyprus to the Council of Europe, Strasbourg		Avgi CHRYSOSTOMOU-LAPATHIOTIS Director, Financial Services Directorate, Ministry of Finance, Nicosia
Czech Republic
Petr VÁLEK Ambassador Extraordinary and Plenipotentiary, Permanent Representative of the Czech Republic to the Council of Europe, Strasbourg		Petr PAVELEK Department Director, Debt and Financial Assets Management Department, Ministry of Finance, Prague
Denmark
Jens KISLING Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Denmark to the Council of Europe, Strasbourg		Steen Ryd LARSEN Advisor, Ministry of Finance, Copenhagen
Estonia
Aino LEPPIK VON WIRÉN Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Estonia to the Council of Europe, Strasbourg		Riina LAIGO Counsellor, EU and International Affairs Department, Ministry of Finance, Tallinn
Finland
Sini PAUKKUNEN-MYKKÄNEN Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Finland to the Council of Europe, Strasbourg		Jouni SINIVUORI Financial Counsellor, International Financial Affairs, Ministry of Finance, Helsinki
France
Pap NDIAYE Ambassador, Permanent Representative of France to the Council of Europe, Strasbourg

Pierre-Marie VOEGELI

Head of the Bilateral European relations and EU financial instruments - EUROPE 3, Treasury Department, Ministry of the Economy, Finance and Industrial and Digital Sovereignty, Paris

Georgia
Tamar TALIASHVILI Ambassador, Permanent Representative of Georgia to the Council of Europe, Strasbourg		Ekaterine GUNTSADZE Deputy Minister, Ministry of Finance, Tbilisi
Germany
Heike THIELE Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Germany to the Council of Europe, Strasbourg		Markus HÖRMANN Head of Division (VII D 2), Ministry of Finance, Berlin

GOVERNING BOARD		ADMINISTRATIVE COUNCIL
Greece
Nicolas SIGALAS Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Greece to the Council of Europe, Strasbourg		Angelos VOURVACHIS Head of Independent Department for International Financial Institutions & Development Banks, Ministry of Economy & Finance, Athens
Holy See
Marco GANCI Special Envoy and Permanent Observer of the Holy See to the Council of Europe, Strasbourg		Marco GANCI Special Envoy and Permanent Observer of the Holy See to the Council of Europe, Strasbourg
Hungary
László HAVAS Ambassador, Permanent Representative of Hungary to the OECD and UNESCO, Paris		Márton BÓKAY Deputy State Secretary, Ministry for National Economy, Budapest
Iceland
Ragnhildur ARNLJÓTSDÓTTIR Ambassador, Permanent Representative of Iceland to the Council of Europe, Strasbourg		Elín FLYGENRING Ambassador for Human rights, Directorate for International Affairs and Policy, Ministry for Foreign Affairs, Reykjavík
Ireland
Caitríona DOYLE Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Ireland to the Council of Europe, Strasbourg		Mary KEENEY International Financial Division, Department of Finance, Dublin
Italy
Roberto MARTINI Ambassador, Permanent Representative of Italy to the Council of Europe, Strasbourg		Francesca UTILI Director, International Financial Relations Directorate, Department of the Treasury, Ministry of Economy and Finance, Rome
Kosovo
Lulzim HISENI Consul General, Consulate General of Kosovo, Strasbourg		Dije RIZVANOLLI Acting Head of Division, International Financial Cooperation, Ministry of Finance, Pristina
Latvia
Agnese VILDE Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Latvia to the Council of Europe, Strasbourg		Liene VĪTOLA Head of International Financial Institutions Division, Financial Market Policy Department, Ministry of Finance, Riga
Liechtenstein
Domenik WANGER Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Liechtenstein to the Council of Europe, Strasbourg		Domenik WANGER Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Liechtenstein to the Council of Europe, Strasbourg
Lithuania
Andrius KRIVAS Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Lithuania to the Council of Europe, Strasbourg		Darius TRAKELIS Director, EU and International Affairs Department, Ministry of Finance, Vilnius
Luxembourg
Patrick ENGELBERG Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Luxembourg to the Council of Europe, Strasbourg		Arsène JACOBY Director, Multilateral Affairs, Development and Compliance, Ministry of Finance, Luxembourg
Malta
Francesca CAMILLERI VETTIGER Ambassador, Permanent Representative of Malta to the Council of Europe, Strasbourg		Joseph FILLETTI Former Permanent Representative of Malta to the Council of Europe, St. Julian’s

GOVERNING BOARD		ADMINISTRATIVE COUNCIL
Republic of Moldova
Daniela CUJBĂ Ambassador Extraordinary and Plenipotentiary, Permanent Representative of the Republic of Moldova to the Council of Europe, Strasbourg		Ion GUMENE State Secretary, Ministry of Finance, Chişinău
Montenegro
Božidarka KRUNIĆ Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Montenegro to the Council of Europe, Strasbourg		Milica ADŽIĆ Acting as State Secretary, Treasury, Debt Management, IPA funds, Ministry of Finance, Podgorica, Ministry of Finance, Podgorica
Netherlands
Tanja GONGGRIJP Ambassador Extraordinary and Plenipotentiary, Permanent Representative of the Netherlands to the Council of Europe, Strasbourg		Johannes SMEETS Advisor, Ministry of Foreign Affairs, The Hague
North Macedonia
Svetlana GELEVA Ambassador Extraordinary and Plenipotentiary, Permanent Representative of North Macedonia to the Council of Europe, Strasbourg		Suzana PENEVA State Adviser for international finance and harmonization with EU, and decentralized management with EU funds, Ministry of Finance, Skopje
Norway
Helge SELAND Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Norway to the Council of Europe, Strasbourg		Anne Kristin HERMANSEN Senior Adviser, Section for Multilateral Development Banks, Ministry of Foreign Affairs, Oslo
Poland
Aleksander POCIEJ Chargé d’Affaires a.i., Permanent Representative of Poland to the Council of Europe, Strasbourg		Małgorzata GROTTE Deputy Director, International Cooperation Department, Ministry of Finance, Warsaw
Portugal
Gilberto JERÓNIMO Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Portugal to the Council of Europe, Strasbourg		José AZEVEDO PEREIRA Director General, Office for Economic Policy and International Affairs, Ministry of Finance, Lisbon
Romania
Ion JINGA Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Romania to the Council of Europe, Strasbourg		Boni CUCU General Director, International Financial Relations General Directorate, Ministry of Public Finance, Bucharest
San Marino
Michaela BOVI Ambassador Extraordinary and Plenipotentiary, Permanent Representative of San Marino to the Council of Europe, Strasbourg		Nicola CECCAROLI Counsellor, Ministry of Finance, San Marino
Serbia
Suzana GRUBJEŠIĆ Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Serbia to the Council of Europe, Strasbourg		Ana TRIPOVIĆ State Secretary, Ministry of Finance, Belgrade
Slovak Republic
Olga ALAYEROVÁ Ambassador Extraordinary and Plenipotentiary, Permanent Representative of the Slovak Republic to the Council of Europe, Strasbourg		František PALKO Advisor, Budget Policy Section, Ministry of Finance, Bratislava

GOVERNING BOARD		ADMINISTRATIVE COUNCIL
Slovenia
Berta MRAK Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Slovenia to the Council of Europe, Strasbourg		Barbara KNAPIČ NAVARRETE Financial System Directorate, Ministry of Finance, Ljubljana
Spain
Juan Ignacio MORRO Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Spain to the Council of Europe, Strasbourg		José Vicente PÉREZ LÓPEZ Deputy Director General for Multilateral Financial Institutions, General Secretariat of the Treasury and International Finance, Ministry of Economy, Trade and Business, Madrid
Sweden
Therese HYDÉN Ambassador, Chargé d’Affaires a.i., Permanent Representative of Sweden to the Council of Europe, Strasbourg		Elin BERGMAN Deputy Head of Unit, Division for Governance and International Economic Cooperation, International and Economic Affairs Department, Ministry of Finance, Stockholm

Switzerland
Claude WILD Ambassador, Permanent Representative of Switzerland to the Council of Europe, Strasbourg		Ivan PAVLETIC Head, Multilateral Cooperation, State Secretariat for Economic Affairs, Economic Cooperation and Development, Bern
Türkiye
Nurdan BAYRAKTAR GOLDER Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Türkiye to the Council of Europe, Strasbourg		Kerem DÖNMEZ Acting Director General for Foreign Economic Relations, Ministry of Treasury and Finance, Ankara
Ukraine
Pending nomination		Olha ZYKOVA Deputy Minister of Finance, Ministry of Finance, Kyiv

The Governor

The Governor of the CEB is the Bank’s legal representative and represents the CEB in all of its transactions and legal proceedings. The Governor is the head of the Bank’s operational services and is responsible for carrying out the day-to-day business and operating activities of the CEB based on the guidelines and the authorizations of the Administrative Council. He is responsible for the organization of the CEB’s operational services and for the Bank’s staff within the framework of the regulations adopted by the Administrative Council. He is assisted by one or more Vice-Governors and replaced by one of them if necessary. Pursuant to the Bank’s Articles of Agreement, the Vice-Governors are appointed by the Governing Board based on a proposal from the Governor, following an opinion on conformity from the Administrative Council and after consultation with the members of the Governing Board. The Governor determines the responsibilities of the Vice-Governors taking into account post descriptions approved by the Administrative Council.

The Governor and Vice-Governors are each appointed by the Governing Board for a five-year term (renewable once).

The current Governor and Vice-Governors are the following:

Governor and Vice-Governors	Position with CEB	Initially Appointed to Position	Expiration of Current Term
Carlo Monticelli	Governor	December 18, 2021	December 17, 2026
Tomáš Boček	Vice-Governor for Target Group Countries	May 1, 2019	August 15, 2026
Sandrine Gaudin	Vice-Governor Financial Strategy	August 1, 2022	July 31, 2027
Johannes M. Böhmer	Vice-Governor Social Development Strategy	August 1, 2022	July 31, 2027

Auditing Board

Powers

The Auditing Board is required by the Articles to inspect the CEB’s accounts and verify that the operational accounts and balance sheet are in order, to certify in an annual report that the balance sheet and operational accounts accord with the books and records of the Bank, that they give an accurate and true picture of the state of the CEB’s affairs and that the CEB is being managed according to the principles of sound financial management. Its audit is required to be conducted in accordance with generally accepted auditing standards.

The Auditing Board, as an independent supervisory body of the Bank’s activities, is entitled, separately from other controlling entities, to examine specific projects financed by the Bank. The audit may take place by review of documentation at the Bank and/or, in exceptional cases, and subject to the agreement of the Governor, by spot visits. The Auditing Board has regular access to reports on internal audit activities, which includes a list of internal audits completed, audits in progress and status reports of audit findings. Moreover, the Auditing Board has full access to or may request for review all internal documents which it deems necessary to examine in order to carry out its duties. The Auditing Board may use external experts in cases where it is faced with a particular problem for which it requires specialized technical expertise that is not available among its members.

The Governor is required to inform the Auditing Board about the tenders for the appointment of the external auditor. Thereupon, the Auditing Board presents its opinion on the choice of the external auditor to the Administrative Council and the Governing Board as well as to the Governor and the Secretariat of the Partial Agreement.

ERNST & YOUNG Audit was appointed by the Governing Board to be the Bank’s external auditor for a second term through 2024. On November 29, 2024, the Governing Board appointed Deloitte to be the Bank’s external auditor for 2025 through 2029.

Composition

The Auditing Board is composed of three members originating from the Member States of the CEB. The Governing Board appoints the members of the Auditing Board, including substitute members, according to a rotation scheme. The Member States are invited to present candidates having significant professional experience in the financial audit field. The term of office of each member is three years and not more than one member is permitted to retire each year. Outgoing members are required to attend the meetings of the Auditing Board as an advisor until the next rotation becomes effective the following year.

The current members of the Auditing Board and their principal professions as of March 31, 2024, are Barbora Janíčková (Head of Central Harmonization Unit, Ministry of Finance, Prague, Czech Republic), Fatos Beqja (Founder and Principal of FF-FB Sh.p.k, Tirana, Albania), and Samir BAKIĆ (Assistant Minister, Debt Management Sector, Federal Ministry of Finance, Sarajevo, Bosnia and Herzegovina).

Staff

Over the years, the CEB has increased its staff numbers in accordance with the development of its activities. At year-end 2024, the Bank had a total of 231 permanent staff members in addition to appointed officials, a slight increase compared to 216 staff members at year-end 2023. Of the 231 permanent staff members, 10% were senior management staff (of which 39% were women and 61% were men), 65% were professional staff (of which 54% were women and 46% were men) and 25% were support or technical staff (of which 76% were women and 24% were men). Although women are generally well represented at the Bank, continued efforts are undertaken to improve diversity, particularly through higher representation of women at senior levels and in management positions. The CEB monitors other aspects of diversity, including educational background, and recruits actively from all Member States.